

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 29, 2012

Via Facsimile
Mr. David Vellequette
Executive Vice President and Chief Financial Officer
JDS Uniphase Corporation
430 North McCarthy Boulevard
Milpitas, California 95035

  Re: **JDS Uniphase Corporation**
     Form 10-K for the year ended July 2, 2011
     Filed August 30, 2011
     File No. 000-22874

Dear Mr. Vellequette:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosures in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Jeffrey Jaramillo

        Jeffrey Jaramillo
        Accounting Branch Chief